SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 20, 2023 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Buenos Aires, Argentina – October 20, 2023 – CRESUD S.A.C.I.F. y A. (NASDAQ:CRESY, ByMA:CRES), leading Latinamerican agricultural company, informs that the dividend approved by the Shareholders’ Meeting held on October 5, 2023 has been distributed in Argentina.

Regarding American Depositary Shares (“ADS”) holders, the Company informs that, as it is of public knowledge, the FX and securities regulations in force in Argentina have increased their restrictions during the past few weeks, being the reason why the Bank of New York Mellon (“BONY”), depositary bank of the ADS, is unable at the moment to distribute the dividend paid by the Company.

Given the aforementioned restrictions, the Company has deposited the corresponding funds in a common investment fund called “Super Ahorro $” (pure money market fund) managed by Banco Santander, which is the BONY’s representative bank in Argentina and is working together with BONY in order to analyze possible alternatives for the distribution or investment of said funds until BONY can transfer them in favor of the ADS holders, making it available to any shareholder who decides so to receive the dividend in Argentine pesos.

Our Investor Relations department will be available to answer any related queries and collaborate with the implementation or understanding of the available options at the following address ir@cresud.com.ar.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

October 20, 2023